Exhibit 12.1

CELLDEX PHARMACEUTICALS, INC.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)

Loss from continuing operations before taxes	$(43,399)	$(6,455)	$(36,850)	$(48,756)	$(15,508)

Fixed Charges:
Interest expensed and amortization of debt discount	1,796	1,337	452	156	—
Estimate of interest within rental expense (2)	841	821	825	726	99
Total fixed charges	2,637	2,158	1,277	882	99

Loss as defined for ratio to fixed charges	$(40,762)	$(4,297)	$(35,573)	$(47,874)	$(15,409)

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)

(1)         Due to the Company’s loss from continuing operations for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 earnings were insufficient to cover fixed charges by $43.4 million, $6.5 million, $36.9 million, $48.8 million, and $15.5 million, respectively.

(2)         Interest component on rentals estimated to be one-third of rentals